Progressive Wealth Management Since 1990

Shareholder Rebuttal to Microsoft Corporation Opposition Statement

Regarding Employee Representation on Boards

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: Microsoft Corporation

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Microsoft shareowners are encouraged to vote FOR Shareholder Proposal #1 (Item 4 on the Proxy):

RESOLVED: Shareholders of Microsoft urge the Board of Directors to prepare a report to shareholders describing opportunities for the company to encourage the inclusion of non-management employee representation on the Board.

Overview

Employee engagement and satisfaction are crucial to our Company’s success, yet our Company has recently experienced widely publicized incidents of employee dissent and dissatisfaction. Reputational damage and loss of key employees are two potential outcomes of diminished employee morale, posing risks to shareholder value.

The Proponent believes that allowing and encouraging representation on the board by non-management non-executive employees is one of the most promising strategies to ensure that employees, our most crucial resource, remain fully engaged in the long-term growth of our company and may help to ensure operational excellence.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on Shareholder Proposal #1 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Despite the Company’s statement that shareholders can nominate a prospective candidate, in the opinion of the Proponent a non-management non-executive employee would never have a true opportunity to sit on the board.

The Proponent acknowledges that, as it states in its proxy Opposition Statement, the Company upholds rigorous standards for board membership; however, the Proponent also believes that there is an appropriate place for non-management non-executive employees on the board that could bring significant benefits and insights to our board, giving our company a competitive edge over companies that refuse such employees direct representation on the board.

While the Company claims that the Proposal’s request would “require [the Company] to deviate from [its] existing processes and could diminish the effectiveness of [its] Board,” the Proponent believes that the Company’s apparent unresponsiveness to employee concerns necessitate a review; maintaining the status quo may diminish shareholder value. This Proposal gives significant leeway to the Company to determine the most appropriate process to identify a suitable non-management non-executive employee for the board.

Research shows that employees on the board may bring efficiencies.

Germany’s system of “codetermination,” in which employees sit on the supervisory board, has been the subject of several studies in recent years seeking to identify a positive or negative effect of this corporate governance system. The vast majority of those studies have determined positive effects from codetermination, such as:

•	“Employee representation … on corporate boards confers valuable first-hand operational knowledge to corporate board decision-making”[1];
•	“Codetermination is shown to offer advantages for technical efficiency, skill development and knowledge generation through its protection of specific human capital investments”[2];
•	Codetermination has “shown to provide employee ‘checks’ on several structural incentives for management opportunism.”[3]

Relating to a similar French system of corporate governance, one study found that “directors elected by employee shareholders unambiguously increase firm valuation and profitability.”4

Non-management employee membership on the board may reduce long-term risk.

In the opinion of the Proponent, in response to a variety of public disagreements from employees, Microsoft has regularly defended company choices rather than make meaningful changes that would honor the concerns of the employees whose labor and creative output have resulted in technology being used in ways those same employees find morally reprehensible.

The Proponent believes that the loss of highly-skilled key employees as a result of these disagreements is a material risk for our Company in an industry where success relies upon hiring and retaining the best and brightest engineers and I/T professionals. “Talent shortage” was listed as the greatest perceived risk in a recent survey done on company senior executives: “The survey showed that organizations can't find enough specialists in privacy regulation, cloud computing and other high-risk areas, making the talent shortage their highest risk.”5

1 https://www.sciencedirect.com/science/article/pii/S0304405X06001140

2 https://www.sciencedirect.com/science/article/pii/016726819190014O?via%3Dihub

3 https://www.sciencedirect.com/science/article/pii/016726819190014O?via%3Dihub

4 https://www.researchgate.net/publication/43002785_Employee_Ownership_Board_Representation_and_Corporate_Financial_Policies

5 https://www.hrdive.com/news/talent-shortage-emerging-as-a-top-risk-for-organizations/546612/

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on Shareholder Proposal #1 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

In the Proponent’s opinion, electing non-management non-executive employees to the board would increase the diversity of perspectives on our board by offering the board first-hand operational knowledge of the challenges and opportunities their colleagues face during the implementation of decisions made by our Company’s management and board. Representation on the board by non-management non-executive employees may also offer the board the most accurate representation of employee perceptions of Company responses to employee dissent on issues and contracts of employee concern.

The Business Roundtable affirms employees as stakeholders.

In August 2019, the Business Roundtable (“the Roundtable”), an association of chief executive officers of America’s leading companies, announced a landmark deviation from the organization’s long-held stance of shareholder primacy. In its new Statement on the Purpose of a Corporation, the Roundtable’s statement asserts that it “moves away from shareholder primacy, [and] includes commitment to all stakeholders.” In its statement, the Roundtable names “investing in our employees” as the second bullet point, just below a commitment to customers.

In the early 20th century, corporations focused on customers, employees, and communities, as well as shareholder value. The Proponent believes that the Roundtable’s statement may indicate a beginning of a widespread return to the understanding that committing to fair treatment of all stakeholders, including employees, brings enhanced long-term value to companies and their shareholders.

On its website, the Roundtable emphasizes the importance of “Taking Care of Employees,” and the Proponent argues that part of ensuring “economic security to employees and their families while also making a company a more attractive place to work”6 would be well-served by ensuring a direct line of communication between employees and the board through employee representation on board.

Employee representation on the board would provide a venue for direct communication with our company’s most valuable asset: employees.

As our industry continues to become more competitive, the Proponent believes that the most effective strategy to ameliorate employee concerns is to allow one or more employee(s) to represent their colleagues directly to the board of directors. The Proponent believes that the benefits to allowing employee representation on the board may potentially include:

•	More efficient communication of innovative solutions to everyday problems faced by employees;
•	Faster alerts to potential problems or pending crises that could diminish our brand name, allowing for more efficient solutions that better safeguard company and shareholder value;

6 https://opportunity.businessroundtable.org/taking-care-of-employees/

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on Shareholder Proposal #1 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

•	Increased employee engagement and better retention due to a stronger perception of employee value, involvement in decision-making, and employee “buy-in” to the long-term value of the company;
•	Assessment of managers and executives by the broader employee base directly to the board;
•	Expression of the perception of company culture as observed by non-executive and non-managerial employees;
•	Identification of workforce morale as perceived by non-executive non-managerial employees.

Pending legislation would require employee participation in board elections.

The 2018 Accountable Capitalism Act, if passed into law, would require major U.S. companies to allow employees to participate in board elections. Our company can show leadership in its treatment of and commitment to employees by taking a proactive step to establish an appropriate mechanism for employee participation on the board, ahead of any legislative mandates.

Conclusion:

The Proponent believes that this proposal is in the best interest of the company – by establishing a vehicle for more efficiently integrating employee concerns at the board level, the Company will improve long-term shareholder value.

We urge you to vote “FOR” Shareholder Proposal #1 (item 4 on the proxy). Feel free to contact us at mschwartzer@northstarasset.com.

Date: December 2, 2019

By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, one of the proponents and the filer of this document.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on Shareholder Proposal #1 following the instruction provided on the management’s proxy mailing.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on Shareholder Proposal #1 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

The views expressed are those of the authors and NorthStar Asset Management Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on Shareholder Proposal #1 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM